Exhibit 99.1

Aesthetic Medical International Announces Business Updates

Shenzhen, China, December 1, 2021 (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announces business updates for November 2021.

Benefited from the Company’s successful promotional events during the “Double 11 Online Shopping Festival” and the Company’s 25th Anniversary Celebration promotions, the Company expected that cash sales generated from its existing hospitals and clinics in November would reach approximately RMB90 million, representing their monthly record high since the beginning of 2020. As stated in the earning release published on November 16, 2021, the Company will continue to implement its strategic restructuring plan to optimize business operations and launch satellite clinics in the Company’s core regional markets.

The Company also noted that the regulators of the People's Republic of China has strengthened the supervision of the aesthetic medical industry and proposed various guidelines to ensure the healthy development of the aesthetic medical industry. Certain regulatory announcements included regulating advertisements as well as cracking down illegal manufacturing and sales of the aesthetic medical products. The Company will closely monitor the regulatory development and strive to comply with applicable regulations. The Company believes that these series of regulations would not only foster the orderly development of the industry, but also create a favorable operating environment for market players in support of such regulatory reform , such as AIH.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services and other aesthetic services. According to a certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business, financial condition and industry are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statements. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

DLK Advisory Limited

Tel: +852 2857 7101

Email: ir@dlkadvisory.com